Exhibit (a)(5)(B)

BBX Capital Corporation Announces Final Results of Tender Offer

FORT LAUDERDALE, Florida – April 20, 2018 – BBX Capital Corporation (NYSE: BBX) (OTCQX: BBXTB) (“BBX Capital”) announced today the final results of its tender offer to purchase up to 6,486,486 shares of its Class A Common Stock at a purchase price of $9.25 per share. The tender offer expired at 5:00 P.M., New York City time, on Tuesday, April 17, 2018.

Based on the final count by Computershare Trust Company, N.A., the Depositary for the tender offer, a total of 7,775,065 shares of BBX Capital’s Class A Common Stock were properly tendered and not properly withdrawn. Because the tender offer was oversubscribed, shares were accepted from tendering shareholders on a pro rata basis so that BBX Capital accepted for purchase a total of 6,486,486 shares of its Class A Common Stock. BBX Capital has been informed by the Depositary that the proration factor for the tender offer is approximately 83.4%. The shares accepted for purchase by BBX Capital represent approximately 7.6% of the issued and outstanding shares of BBX Capital’s Class A Common Stock and 6.3% of BBX Capital’s total issued and outstanding equity, which includes the issued and outstanding shares of BBX Capital’s Class B Common Stock, as of April 19, 2018.

The aggregate purchase price for the shares purchased by BBX Capital in the tender offer is approximately $60.0 million, excluding fees and expenses relating to the tender offer. BBX Capital will pay for the shares purchased by it in the tender offer and the related fees and expenses using available cash. The Depositary will promptly issue payment for the shares accepted for purchase in the tender offer and return shares tendered in the tender offer but not accepted for purchase.

Alan B. Levan, Chairman and Chief Executive Officer of BBX Capital, said, “We are pleased that the tender offer was successfully completed and that we were able to provide shareholders with liquidity without disruption to the market price.”

BBX Capital expects to cancel all of the shares purchased by it in the tender offer. After giving effect to the purchase and cancellation of the shares, BBX Capital will have approximately 79.2 million shares of Class A Common Stock outstanding.

Shareholders who have questions or would like additional information about the tender offer may contact the Information Agent for the tender offer, Georgeson LLC, toll-free at (800) 248-7690.

About BBX Capital Corporation: BBX Capital Corporation (NYSE: BBX) (OTCQX: BBXTB), is a Florida-based diversified holding company whose activities include its 90% ownership interest in Bluegreen Vacations Corporation (NYSE: BXG) as well as its real estate and middle market divisions. For additional information, please visit www.BBXCapital.com.

About Bluegreen Vacations Corporation: Bluegreen Vacations Corporation (NYSE: BXG), founded in 1966 and headquartered in Boca Raton, Florida, is a leading vacation ownership company that markets and sells vacation ownership interests (VOIs) and manages resorts in top leisure and urban destinations. Bluegreen’s resort network includes 43 Club Resorts (resorts in which owners in the Bluegreen Vacation Club (“Vacation Club”) have the right to use most of the units in connection with their VOI ownership) and 24 Club Associate Resorts (resorts in which owners in its Vacation Club have the right to use a limited number of units in connection with their VOI ownership). Through Bluegreen’s points-based system, the approximately 213,000 owners in its Vacation Club have the flexibility to stay at units available at any of its resorts and have access to almost 11,000 other hotels and resorts through partnerships and exchange networks. Bluegreen Vacations also offers a portfolio of comprehensive, fee-based resort management, financial, and sales and marketing services, to or on behalf of third parties. Bluegreen is 90% owned by BBX Capital Corporation. For further information, visit www.BluegreenVacations.com.

BBX Capital Corporation Contact Info:

Investor Relations: Leo Hinkley, Managing Director, Investor Relations Officer

954-940-5300, Email: LHinkley@BBXCapital.com

Media Relations Contacts: Kip Hunter Marketing, 954-765-1329, Nicole Lewis / Elysia Volpe
Email: nicole@kiphuntermarketing.com, elysia@kiphuntermarketing.com

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This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward-looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results, performance, or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements contained herein. Risks and uncertainties include, but are not limited to, those relating to the tender offer described in this press release, including the risk that the expected benefits from the tender offer may not be realized. Reference is also made to the risks and uncertainties detailed in reports filed by BBX Capital with the SEC, including the “Risk Factors” section of BBX Capital’s Annual Report on Form 10-K for the year ended December 31, 2017, which may be viewed on the SEC's website at www.sec.gov. BBX Capital cautions that the foregoing factors are not exclusive.